Exhibit (H)(5)

WISCONSIN CAPITAL FUNDS, INC.

SEVENTH AMENDMENT TO THE

FUND ACCOUNTING SERVICING AGREEMENT

THIS SEVENTH AMENDMENT effective as of the 15th day of May, 2015, to the Fund Accounting Servicing Agreement, dated as of May 21, 2007, as amended October 1, 2009, July 1, 2010, May 1, 2011, May 1, 2012, May 1, 2013 and May 1, 2014 (the “Agreement”), is entered into by and between Wisconsin Capital Funds, Inc., a Maryland corporation (the “Company”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the Company and USBFS desire to amend the fees of the Agreement; and

WHEREAS, Section 14 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Amended Exhibit B of the Agreement is hereby superseded and replaced with Amended Exhibit B attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Seventh Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

Wisconsin capital funds, inc.		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Thomas G. Plumb	By:	/s/ Michael R. McVoy

Name:	Thomas G. Plumb	Name:	Michael R. McVoy

Title:	President	Title:	Executive Vice President

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Amended Exhibit B

to the Fund Accounting Servicing Agreement – Wisconsin Capital Funds, Inc.

Annual Fee Schedule May 1, 2015 through April 30, 2017

Annual Fund Accounting Fee Based Upon Average Net Assets Per Fund*

May 1, 2015 through April 30, 2017.

Annual Minimum Fee on First $100 Million Per Fund*

2.00 basis points on the next $250 million

1.00 basis point on the next $1 Billon

.75 Basis Points on the balance

Minimum Fee per Fund: $30,000

Additional base fee of $15,000 for each additional class

Additional base fee of $15,000 per manager/sub-advisor per fund

Additional base fee of $15,000 for master/feeder products per feeder fund

Pricing Services**

$0.15 - Domestic Equities, Options, ADRs

$0.50 - Domestic Corporate/Convertible/Gov’t/Agency Bonds, Foreign Equities, Futures, Forwards, Currency

Rates

$0.80 - CMOs, Municipal Bonds, Money Market Instruments, Foreign Corporate/Convertible/Gov’t/Agency Bonds, Asset Backed Securities, Mortgage Backed Securities

$2.25 - Bank Loans

$3.00 - Credit Default Swaps

$1.50 - Swaptions, Index Swaps

$0.90 - Interest Rate Swaps, Foreign Currency Swaps, Total Return Swaps, Total Return Bullet Swaps

Corporate Action & Manual Pricing Services

$2.00 /Foreign Equity Security per Month for Corporate Action Service

$1.00 /Domestic Equity Security per Month for Corporate Action Service

$125 /Month Manual Security Pricing (>10/day)

Fair Value Services (Charged at the Complex Level)**

$0.636 on the First 100 Securities

$0.466 on the Balance of Securities

NOTE: Prices above are based on using U.S. Bancorp primary pricing service which may vary by security type and are subject to change. Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees. All schedules subject to change depending upon the use of unique security type requiring special pricing or accounting arrangements.

Chief Compliance Officer Support Fee*

$1,200 /year

Out-Of-Pocket Expenses

Including but not limited to SWIFT processing and customized reporting.

NOTE: All schedules subject to change depending upon the use of derivatives – options, futures, short sales, swaps, bank loans, etc.

*Subject to annual CPI increase - All Urban Consumers - U.S. City Average ** Per security per fund per pricing day.

Fees are calculated pro rata and billed monthly.

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